Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

London, 30 March 2015 – The Company announces that its 2015 Annual General Meeting will be held at 10:30 a.m. on 5 May 2015 at The Vista Board Room, The Royal Yacht Hotel, Weighbridge, St Helier, Jersey JE2 3NF.

A copy of the Notice of the Annual General Meeting (incorporating the terms and conditions of the Scrip Dividend Scheme), Mandate Form in relation to the Scrip Dividend, Form of Proxy and the Company’s Annual Report and Accounts for year ended 31 December 2014, are now available to view on the Company's website at www.randgoldresources.com. Hard copies have been posted to shareholders.

A copy of the Notice of the Annual General Meeting, Mandate Form, Form of Proxy and Annual Report and Accounts, for use at the meeting have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 7797 711 338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com